SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended	December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

Commission File Number 001-34813

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oneida Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oneida Financial Corp.
182 Main Street
Oneida, New York 13421-1676

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN

Date: June 27, 2011	By:	/s/ Eric E. Stickels
	Name:	Eric E. Stickels
	Title:	Executive Vice President
and Chief Financial Officer,
The Oneida Savings Bank

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

*
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/	Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 24, 2011

1.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

Assets
	2010	2009
Investments, at fair value (Note 3)
Mutual funds	$12,776,881	$11,130,520
Stable asset collective trust	1,020,310	1,052,812
Oneida Financial Corp. common stock	3,676,673	2,572,899
Money market fund	308,946	138,382

	17,782,810	14,894,613
Receivables
Notes receivable from participants	219,788	124,938
Dividends receivable	41,647	-
Employer’s contributions	403	195
Participants’ contributions	600	260

Total assets	18,045,248	15,020,006

Liabilities
Excess contributions	-	152
Net assets, reflecting all investments at fair value	18,045,248	15,019,854
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,590	51,112

Net Assets Available for Benefits	$18,061,838	$15,070,966

See accompanying notes to financial statements.

2.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income
Interest and dividend income	$562,834
Net appreciation in fair value of investments (Note 3)	554,607
1,117,441

Interest income on notes receivable from participants	10,155

Contributions
Participants’ contributions	1,079,066
Participants’ rollovers	430,306
Employer’s contributions	622,681

Total additions	3,259,649

Deductions to net assets attributed to:
Benefits paid to participants	254,054
Administrative expenses	14,723

Total deductions	268,777

Net increase	2,990,872

Net Assets Available for Benefits – Beginning of Year	15,070,966

Net Assets Available for Benefits – End of Year	$18,061,838

See accompanying notes to financial statements.

3.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank (“the Sponsor” or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $16,500 for 2010.  The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v).  Participants are immediately vested in their contributions. The employer safe harbor matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and b) Plan earnings, and is charged with his or her withdrawals.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contributions and the Company matching contributions in 1% increments to mutual funds and a stable value fund or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.  During the year ended December 31, 2010, Oneida Financial Corporation converted from a two-tier mutual holding company format to a stock holding company structure.  As a part of this conversion, participants were offered the right to purchase Oneida Financial Corp common stock at a fixed rate. As discussed in Note 6, a portion of these shares purchased were restricted from trading for a period of one year.

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant’s account at the valuation date.  In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant’s account.  Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account.  The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than $5,000.  In the case of death, the surviving spouse may elect to defer payment up to the age of 70½.  Hardship withdrawals are available of up to 100% of employee deferrals, rollovers, transfer contributions, and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines.

4.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Distributions, without penalty, may be made for all vested contributions upon attainment of age 59 ½.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Notes Receivable from Participants

The Plan provides that participants may borrow up to a maximum of 50% of the participant’s vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan’s trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a “home loan”, in which case the administrator may permit a longer repayment period.  The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $2,160 and $2,132 respectively.  Forfeitures are used to offset administrative expenses of the Plan.  During 2010, no forfeitures were used.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor.  The Plan Sponsor paid certain administrative expenses in 2010.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

Valuation of Investments

The Plan’s investments are reported at fair value.  Purchases and sales of securities are accounted for as of the trade dates.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements.

5.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

At December 31, 2010 and 2009, approximately 20% and 17%, respectively, of the Plan’s assets were invested in Oneida Financial Corp. common stock.

Recent Accounting Pronouncements

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from Investments to Notes receivable from participants of $124,938 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect of the Plan’s net assets available for benefits.

6.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2010 are as follows:

2010
Collective trust:
SEI Stable Asset, at fair value	$1,020,310
Adjustment from fair value to contract value	16,590
SEI Stable Asset, at contract value	1,036,900

Mutual funds:
America Funds Growth Fnd R5	$1,570,604
Manning & Napier Pro-Blend Moderate Term	1,390,598
Manning & Napier Target 2020 K	1,095,675
Manning & Napier Target 2030 K	934,809
TCW Total Return Bond I	1,015,603
Oneida Financial Corp. Common Stock	3,676,673

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2009 are as follows:

2009
Collective trust:
SEI Stable Asset, at fair value	$1,052,812
Adjustment from fair value to contract value	51,112
SEI Stable Asset, at contract value	1,103,924

Mutual funds:
American Funds FDMNTL Inv R5	$945,936
American Funds Growth Fnd R5	1,984,670
Manning & Napier Target 2020 K	942,951
Pioneer Cullen Value A	1,004,046
TCW Total Return Bond I	1,195,887
Oneida Financial Corp. Common Stock	2,572,899

7.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 3 – INVESTMENTS (Continued)

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2010

Sentinel Mid Cap Value I	$28,824
Vanguard Small Cap Growth Ind I	146,400
Royce Value	63,184
American Funds CAPWLD G & I R5	13,011
American Funds Europacific R5	709
Manning & Napier Target 2020 K	59,902
Manning & Napier Target 2030 K	66,361
Manning & Napier Target 2040 K	78,408
American Funds Growth Fnd R5	131,210
American Funds FDMNTL Inv R5	79,084
Manning & Napier Target 2010 K	35,687
ING Global Real Estate A	3,704
Lazard Emerging Markets FD OPN SH	35,901
Pioneer Cullen Value A	58,628
Perkins Mid Cap Value A	34,096
Blackrock US Opportunities A	101,688
Investco VK Small Cap Value A	17,745
TCW Total Return Bond I	2,597
Manning & Napier Income K	10,843
Harbor International	22,480
Janus Overseas	2,727
Manning & Napier Pro-Blend Moderate Term	85,524
Templeton Global Bond	978
Vanguard Short-Term US Treas	106
Total net appreciation on mutual funds	1,079,797

Oneida Financial Corp. Common Stock	(525,190)

Net appreciation	$554,607

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

8.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 – FAIR VALUE (Continued)

Level 3 – Significant unobservable inputs that reflect Plan management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: The fair value of investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds:  The fair value of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable asset collective trust:  The fair values of participation units in the stable asset collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The fund provides for daily redemptions by the Plan at reported net asset value per share for participant directed withdrawals, with a twelve month advance notification requirement for withdrawals that do not meet the criteria of a participant directed withdrawal or do not appear to be in the best interest of SEI Trust Company.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
Investments:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Oneida Financial Corp. Common Stock	$3,676,673	$-	$-
Stable asset collective trust	-	1,020,310	-
Money market funds	-	308,946	-
Mutual funds:
Domestic equity mutual funds, Small Cap	1,103,017	-	-
Domestic equity mutual funds, Mid Cap	2,489,668	-	-
Domestic equity mutual funds, Large Cap	3,323,147	-	-
International equity mutual funds	1,172,257	-	-
Bond mutual funds	1,058,186	-	-
Life cycle mutual funds; allocated 50% equity,
50% bonds	1,725,247	-	-
Life cycle mutual funds; allocated 70% equity,
30% bonds	1,209,777	-	-
Life cycle mutual fund; allocated 90% bonds,
10% equity	695,582	-	-

	Fair Value Measurements at December 31, 2009 Using
Investments:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Oneida Financial Corp. Common Stock	$2,572,899	$-	$-
Stable asset collective trust	-	1,052,812	-
Money market fund	-	138,382	-
Mutual funds:
Domestic equity mutual funds, Small Cap	907,007	-	-
Domestic equity mutual funds, Mid Cap	1,496,354	-	-
Domestic equity mutual funds, Large Cap	3,934,651	-	-
International equity mutual funds	1,078,862	-	-
Bond mutual funds	1,198,914	-	-
Life cycle mutual funds; allocated 50% equity,
50% bonds	1,449,481	-	-
Life cycle mutual funds; allocated 70% equity,
30% bonds	735,633	-	-
Life cycle mutual fund; allocated 90% bonds,
10% equity	329,618	-	-

There were no transfers between Level 1 and Level 2 during 2010.

10.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 – FAIR VALUE (Continued)

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund at December 31, 2010 and 2009.

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others.

At December 31, 2010 and 2009, the Plan had $14,557 and $138,382 invested in a money market fund managed by Hand Benefits and Trust Company (“Hand”).  At December 31, 2010, the Plan had $294,389 invested in a money market fund managed by MG Trust Company LLC (“MG Trust”).  As Hand is the trustee as defined by the plan and MG Trust is the custodian for certain plan assets, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also reflect party-in-interest transactions.

The Plan investments also included Company common stock.  As of December 31, 2010 and 2009, the investment in Oneida Financial Corp. common stock was as follows:

	2010		2009
	Number of Shares	Fair Value	Number of Shares	Fair Value

Common stock	468,366	$3,676,673	287,474	$2,572,899

At December 31, 2010, 7% of shares outstanding were held by the Plan.  During 2010, the Plan earned dividend income of $179,451 on its investment in Oneida Financial Corp. common stock.

During the year ended December 31, 2010, the plan sponsor undertook a “second step” conversion to reorganize from a two tier mutual holding company format to a stock holding company structure.  As a result, 268,740 shares allocated to participants in the 401k plan were converted based upon an exchange ratio of .9136 new shares for each share of Oneida Financial Corp common stock held at July 7, 2010. In addition, 401k participants were eligible to purchase additional shares of Oneida Financial Corp common stock in the stock offering related to the conversion. For certain members of management, these shares are being held by the plan trustee as restricted shares, ineligible for trading purposes, until one year from the purchase date when they will become eligible to be traded. The dividends received on these shares are not restricted and are eligible to be invested in offered funds, at the participant’s discretion.

11.

Contents

SUPPLEMENTAL SCHEDULES

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2010

Name of Plan Sponsor:	Oneida Savings Bank
Employer Identification Number:	15-0405820
Three Digit Plan Number:	002

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
	$-	$260	$-	$-

12.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
December 31, 2010

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

(a)	(b) Identity of issue, borrower lessor, or similar party	(c) Description of Including Maturity Date Rate of Interest, Collateral Par or Maturity Value	(d) Cost **	(e) Current Value

		Mutual funds
	American Funds	American Funds CAPWLD G&I R5	$-	$441,299
	American Funds	American Funds Europacific R5	-	141,215
	American Funds	American Funds FDMNTL Inv R5	-	864,364
	American Funds	American Funds Growth Fnd R5	-	1,570,604
	BlackRock Funds	BlackRock US Opportunities A	-	603,584
	Harbor Funds	Harbor International	-	296,584
	ING Investments, LLC	ING Global Real Estate A	-	46,581
	Janus Investments Fund	Janus Overseas	-	22,840
	Lazard Funds	Lazard Emerging Markets FD OPN SH	-	223,738
	Manning & Napier Fund	Manning & Napier Pro-Blend Moderate
	Inc.		-	1,390,598
	Manning & Napier Fund	Manning & Napier Target 2010 K
	Inc.			629,572
	Manning & Napier Fund	Manning & Napier Target 2020 K
	Inc.		-	1,095,675
	Manning & Napier Fund	Manning & Napier Target 2030 K
	Inc.		-	934,809
	Manning & Napier Fund	Manning & Napier Target 2040 K
	Inc.		-	695,582
	Manning & Napier Fund	Manning & Napier Target Income K
	Inc.		-	274,968
	Janus Investment Fund	Perkins Mid Cap Value A	-	297,629
	Pioneer Investments	Pioneer Cullen Value A	-	888,179
	Royce fund Service, Inc.	Royce Value	-	318,626
	Sentinel Group Funds, Inc.	Sentinel Mid Cap Value I	-	197,857
	TCW Funds, Inc.	TCW Total Return Bond I	-	1,015,603
	Templeton Income Trust	Templeton Global Bond	-	37,980
	Van Kampen Equity Trust	Investco VK Small Cap Value A	-	138,584
	Vanguard Fixed Income	Vanguard Short-Term US Treas
	Securities Funds		-	4,603
	Vanguard Index Funds	Vanguard Small-Cap Groth Ind	-	645,807
			-	12,776,881
		Collective Trust
	SEI Trust Company	SEI Stable Asset	-	1,036,900

(Continued)

13.

Contents

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LINE 4i
December 31, 2010

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

(a)	(b) Identity of issue, borrower lessor, or similar party	(c) Description of Including Maturity Date Rate of Interest, Collateral Par or Maturity Value	(d) Cost **	(e) Current Value

		Oneida Common Stock Fund
*	Oneida Financial Corp.	Common Stock - unrestricted	-	2,724,382

*	Oneida Financial Corp	Common Stock – restricted shares	-	952,291

*	Hand Benefits and Trust	Money Market Account – restricted dividends	-	14,557
	Company

*	MG Trust Company LLC	Money Market Account – unitized fund	-	294,389

			-	3,985,619
		Participant Loans
*	Participant loans	4.25% – 9.25%	-	219,788

	Total investments		-	$18,019,188

*      Denotes party-in interest
**      All investments are participant directed, therefore no cost information is required.

14.